UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number: 000-27825
                                                         CUSIP Number: 448792101

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                      For Period Ended:  December 31, 2002
                      [   ] Transition Report on Form 10-K
                      [   ] Transition Report on Form 20-F
                      [   ] Transition Report on Form 11-K
                      [   ] Transition Report on Form 10-Q
                      [   ] Transition Report on Form N-SAR

              For the Transition Period Ended:_____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: (Not applicable).

PART I -- REGISTRANT INFORMATION

HYDRO ENVIRONMENTAL RESOURCES, INC.
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Full Name of Registrant


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Former Name if Applicable

2903 N.E. 109th Street, Suite D
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Address of Principal Executive Office

Vancouver, Washington 98682
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's accountants cannot complete the financial statements to be included in the registrant's Annual Report on Form 10-KSB for the quarter ended December 31, 2002. See the attached statement from the registrant's accountants.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     David R. Ludwig       (503)           228-6044
     ---------------       -----           --------
         (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       Hydro Environmental Resources, Inc.
                       -----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 2003                       By: /s/ David Rosenberg
                                            ------------------------------------
                                            David Rosenberg, President and
                                            Chief Executive Officer


                                    ATTENTION
                                    ---------

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                         INDEPENDENT AUDITORS' STATEMENT

Securities and Exchange Commission
Washington, DC


Re: Hydro Environmental Resources, Inc.


We have not completed our audit procedures on the financial statements of the above captioned Registrant as of and for the year ended December 31, 2002. There are no reportable conditions at this time.




/s/ Cordovano and Harvey, P.C.
------------------------------
Cordovano and Harvey, P.C.
Denver, Colorado
March 28, 2003